Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 18 DATED OCTOBER 24, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our potential investments; and
•	Update the offering price for our common shares.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

378 Moss Street – Chula Vista, CA

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $3,575,000 bridge loan investment (the “Bridge Loan”).  If we choose to acquire the Bridge Loan, we will pay Realty Mogul Commercial Capital, Co. $3,325,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The borrower under the Bridge Loan intends to use the Bridge Loan and other sources of capital to refinance a 16-unit multifamily property located in Chula Vista, CA (the “Property”). The funds from the refinance will be used to renovate the Property to meet Class A standards. The Property consists of 16 three-level townhome units all with their own 2-car garages, a unique feature for the area.

The Bridge Loan is interest only and has an initial term of 24 months, with one 12-month extension. The Bridge Loan has a fixed interest rate of 8.5% during the initial 24-month term and an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 8.5% if the Bridge Loan is extended.

The sponsor of this transaction was formed in San Diego in 2009 and has done five 20-unit-or-less multifamily real estate transactions as well as a $98.8 million fix-and flip-fund, all in San Diego. The principal of the sponsor has 10 years of real estate experience in investment and capital structuring.

Offering Price for our Common Shares

The following information replaces footnote (1) on the cover page of our Offering Circular:

(1)

The $10.00 price per share was arbitrarily determined by our Manager and was the offering price per share until October 16, 2017, when the offering price per share was changed to $9.80 based upon the company’s net asset value (“NAV”) as of September 30, 2017.  Effective November 1, 2017, the offering price per share will be changed back to $10.00.  Thereafter, the offering price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the last paragraph on the second cover page of the Offering Circular:

We are offering to the public up to $50,000,000 in our common shares including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in the Company.  We expect to offer common shares in this offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until October 16, 2017, the offering price per share for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager.  As of October 16, 2017, the offering price per share was changed to $9.80 based upon the company’s NAV as of September 30, 2017. Effective November 1, 2017, the offering price per share will be changed back to $10.00. Thereafter, the offering price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Investors will pay the most recent publicly announced offering price as of the date of their subscription. Our website, www.realtymogul.com, will identify the current offering price per share as well as our NAV per share . Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information.

 The following information replaces the section of our Offering Circular captioned “Questions and Answers about this Offering—Questions about the Offering—What is the purchase price for the Company’s common shares?”:

Q:      What is the purchase price for the Company’s common shares?

A:     Our Manager set our initial offering price at $10.00 per share.  As of October 16, 2017, the offering price per share was changed to at $9.80 based upon the company’s NAV as of September 30, 2017. Effective November 1, 2017, the offering price per share will be changed back to $10.00.  Thereafter, the offering price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Investors will pay the most recent publicly announced offering price as of the date of their subscription. Our website, www.realtymogul.com, will identify the current offering price per share as well as our NAV per share. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV per share.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.  We will also use that updated NAV per share to determine whether to change the offering price for new shares for the remainder of that fiscal quarter.  See “Description of Our Common Shares—Quarterly NAV Share Price Adjustments” for more details. Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information.

The following risk factor supersedes and replaces the section of the Offering Circular captioned “Risk Factors - The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.  Through September 30, 2017, we expect to use the price paid to acquire a share in our offering as the estimated value of our shares.  Thereafter, when determining the estimated value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.”:

The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay.

Our Manger established the offering price of $10.00 per share on an arbitrary basis.  As of October 16, 2017, our offering price per share was changed to $9.80 based upon the company’s NAV as of September 30, 2017.  Effective

November 1, 2017, the offering price per share will be changed back to $10.00.  Accordingly, the offering price for our shares may not bear any relationship to our book or asset values or to any other established criteria for valuing shares, and may differ materially from our NAV per share.  Moreover, the offering price may not be indicative of the proceeds that you would receive upon liquidation and may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

The offering price per share will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of common shares outstanding as of the end of the prior fiscal quarter).  At the end of each fiscal quarter, our affiliates’ internal accountants will calculate our NAV per share.  Estimates will be based on available information and our Manager’s judgment.  Therefore, actual values and results could differ from our Manager’s estimates and that difference could be significant.  This approach to valuing our shares may bear little relationship to, and will likely exceed, what you might receive for your shares if you tried to sell them or if we liquidated our portfolio.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Shares — Quarterly NAV Share Price Adjustments” and similar disclosure appearing in the section of our Offering Circular captioned “Offering Summary”:

Our Manager set our initial offering price at $10.00. As of October 16, 2017, the offering price per share was changed to $9.80 based upon the company’s NAV as of September 30, 2017. Effective November 1, 2017, the offering price per share will be changed back to $10.00 per share.  Thereafter, the offering price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information. While this offering is ongoing, after October 1, 2017, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share and the offering price per share that will be applicable for the following three month period, which we refer to as the pricing supplement. Additionally, we will identify the current offering price per share as well as our NAV per share on our website, www.realtymogul.com. Our website will also contain this offering circular, including any supplements and amendments. As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV per share. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website. We will also use that updated NAV per share to determine whether to change the offering price for new shares of the remainder of the fiscal quarter.  Any subscriptions that we receive prior to our announcement of a new offering price per share will be executed at the price per share in effect on the date the subscription is received. Thus, even if settlement occurs following the announcement of a new offering price per share, the purchase price for the shares will be the price in effect at the time the subscription was received.